UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Volcanic, LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Utah

Date of organization:

May 6, 2020

Physical address of issuer:

1265 Eagle Nest Dr, Woodland Hills, Utah 84653

Website of issuer:

https://volcanicretail.com/

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Qualified Third Party:
North Capital acts as the Escrow Facilitator in this Offering.

Type of security offered:
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered:
33,785

Price (or method for determining price):
1.48

Target offering amount:
$50,001.8

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$4,999,999.44

Deadline to reach the target offering amount:
April 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the

offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	1,248,688	918,699
Cash & Cash Equivalents	126,295	54,761
Accounts Receivable:	7,500	0
Short-term Debt:	2,026,163	1,160,983
Long-term Debt:	944,496	300,000
Revenues/Sales	81,750	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	(1,732,224)	(1,014,437)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis

or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the e-commerce industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the e-commerce industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the e-commerce industry;
- growth of, and risks inherent in, the e-commerce industry in US;

- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our services;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Volcanic, LLC shall include any joint venture in which Volcanic, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Volcanic, LLC.

"Company " means Volcanic, LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Securities.

"Issuer" means Volcanic, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Securities.

"SEC" means the United States Securities and Exchange Commission.

"Securities" means the SAFE (Simple Agreement for Future Equity) of Volcanic, LLC.

"Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Securities.

"Subscriber" means any person who subscribes the Securities.

THE COMPANY

1. Name of issuer:
Volcanic, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously

failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Contact

www.linkedin.com/in/jeremy-brockbank-854397206 (LinkedIn)

Jeremy Brockbank

Chairman/CEO - Volcanic Retail, Founder - Ant Hill Retail
Provo, Utah, United States

Experience

Volcanic Retail
Chairman/CEO
March 2020 - Present (3 years 3 months)
Provo, Utah

https://volcanicretail.com/

Ant Hill Retail
Owner
April 2011 - Present (12 years 2 months)

Kisstixx
President/CSO
May 2011 - May 2012 (1 year 1 month)

GOAL ZERO
Senior Account Manager
July 2010 - January 2012 (1 year 7 months)
Salt Lake City

Only Sr. Account Manager at GOAL ZERO. Went from $100,000 in sales to $17,000,000 from 2010-2012 and became the fastest growing retail brand on the Inc 5000.

Education

University of Oklahoma
M.Ed.

Contact

www.linkedin.com/in/konacj
(LinkedIn)
www.naturesfusions.com
(Company)

Top Skills

Public Speaking
Strategic Planning
Microsoft Office

Languages

Spanish

CJ Peterson

CEO: Nature's Fusions, Antiquarian, Partner: Peterson VC, Precision
Weaponry, Leopard Capital.
Orem, Utah, United States

Summary

Founder and CEO of Nature's Fusions Essential Oils. Cancer
Survivor and lover of old and rare books.

———

Experience

Nature's Fusions Essential Oils
CEO
August 2009 - Present (13 years 10 months)
Orem, Utah

One of 3 founding brothers.
A company designed to provide the highest quality essential oils in the world -
Guaranteed.
Now manufacturing for over 50 national and international brands in the
Cosmetic, Supplement, and Aromatherapy space.

Precision Weaponry
Founding Partner
January 2021 - Present (2 years 5 months)
Orem, Utah, United States

VC Firm investing in disruptive start-ups specializing in the Defense, Firearm
and Ammunition industry.

Currently backing Iron Horse Firearms - Holder of a Patented Thumb
trigger AR & Worlds lightest monolithic aluminum pump action shotgun.
Ironhorsefirearms.com

Peterson VC
Partner
April 2020 - Present (3 years 2 months)
Orem, Utah, United States

VC Firm investing in disruptive start-ups.
Owned & Managed by CJ, Matt, and Lori Peterson

Investments to date:

Volcanic Retail - Disrupt Retail - A one-stop-shop for retail stores to discover new brands and products. Volcanicretail.com

BookDrop - The easiest way to sell a textbook. Bookdrop.com

Artifacts of History
Founder
March 2017 - Present (6 years 3 months)
Provo, Utah, United States

Art Gallery and Rare Book Store, specializing in discovering, preserving, and restoring historical artifacts.

JetBlue Airways
Bilingual Service Rep
August 2011 - July 2013 (2 years)

Spanish translation, customer problem resolution, international customs and passport research

The Church of Jesus Christ of Latter-day Saints
Missionary
November 2006 - February 2009 (2 years 4 months)
Nicaragua

Missionary, District and Zone Leader. Trainer.

The Great Frame Up
Museum Art Framer
July 2006 - October 2006 (4 months)
Buffalo Grove, Illinois

Museum art frame repair, glass cutter and repair. Custom framing.

———

Education

Brigham Young University
Bachelor of Business Administration (BBA), Business Strategy · (2009 - 2013)

Brigham Young University - Hawaii
· (2005 - 2006)

Jennifer Brockbank Work History

2020 - COO and Co-Founder of Volcanic Retail

2015 - COO Ant Hill Retail

2013 - Co-Founder of Ant Hill Retail

2012 - Director of International Sales at Kisstixx

As the visionary of Ant Hill Retail family of companies, Jennifer acts as the COO for Ant Hill Retail as well as the COO for Volcanic Retail. She has deep entrepreneurial, operational, and brand-building expertise. In her most current role at Volcanic Retail, Jennifer is focused on building a platform that streamlines communication between brands and retailers in a way that builds trust, allows companies to go to market faster, and keeps the conversations moving.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

- Jeremy Brockbank has served as the CEO, President, and Chairman of the Company since 2020.
- Jennifer Brockbank has served as the Secretary of the company since 2020.

For detailed profiles and business experience of Jeremy and Jennifer, please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Jeremy Brockbank	3,768,919 Class A Membership Units	46.53%
Jennifer Brockbank	3,865,294 Class A Membership Units	47.72%

** The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of*

the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:

Total Proceeds	$50,002	$4,999,999
Less: Offering Expenses		
Portal Fee	$2,500	$250,000
Net Proceeds	**$47,502**	**$4,749,999**
Product Development	$15,000	$1,250,000
Marketing and Sales	$8,000	$1,250,000
Operational Costs	$8,000	$750,000
Technology Infrastructure	$10,000	$1,000,000
Administrative	$5,000	$389,999
Working Capital	$1,502	$110,000

1. Net Proceeds

$47,502 - $4,749,999: This range represents the total amount of capital raised from the crowdfunding campaign after deducting any fees associated with the fundraising process. These figures provide the actual amount available for allocation across various business needs.

2. Product Development

$15,000 - $1,250,000: These funds are designated for the development and enhancement of products, which in the case of Volcanic Retail would involve improving and expanding the capabilities of their SaaS platform. This might include developing new features, refining existing ones, and improving the overall user experience to meet evolving customer needs and technological advancements.

3. Marketing and Sales

$8,000 - $1,250,000: This allocation is aimed at bolstering the company's marketing and sales efforts. The funds can be used for various marketing strategies such as digital marketing, advertising campaigns, trade shows, and sales team expansions. The goal is to increase brand visibility, attract new customers, and ultimately boost sales.

4. Operational Costs

$8,000 - $750,000: This portion covers the daily operational expenses necessary to keep the business running smoothly. It includes rent, utilities, salaries of non-development staff, and other routine business expenses. Ensuring sufficient operational funding is crucial for maintaining business continuity and efficiency.

5. Technology Infrastructure

$10,000 - $1,000,000: Investment in technology infrastructure is essential for a tech-driven company like Volcanic Retail. This funding goes towards purchasing or upgrading hardware and software, enhancing IT security measures, and ensuring that the technological backbone of the platform is robust, scalable, and capable of supporting an increasing number of users and complex operations.

6. Administrative

$5,000 - $389,999: These funds are allocated for administrative expenses, including legal / compliance with regulations, intellectual property management, legal fees, and other administrative costs. This budget line ensures that the company operates within legal frameworks and maintains proper corporate governance, which is especially important in a growing business.

7. Working Capital

$1,502 - $110,000: Working capital is used to cover short-term financial obligations and day-to-day financial transactions. It is a critical buffer enabling the company to manage its cash flow effectively, ensuring that there are funds available to cover unforeseen expenses, short-term debts, and immediate operational needs without disrupting the business operations.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of Securities the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close
If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will

become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$50,001.8 USD
Maximum Target	$4,999,999.44 USD
Securities Type	SAFE
Regulation	Regulation CF
Closing Date	30 Apr 2025

The SAFEs: We are offering securities in the form of a SAFE (Simple Agreement for Future Equity), which provides investors the right to Preferred Membership Units in the Company when and if the Company sponsors an equity offering that involves Preferred Membership Units, on the standard terms offered to other investors.

Conversion to Preferred Equity: Based on our SAFEs, when we engage in an offering of equity interests involving Preferred Membership Units in the next financing, investors in this offering will receive a number of shares of Preferred Membership Units. The number of shares will be calculated using the methods described below, depending on the company's valuation, subject to the Valuation Cap at $58,127,595:

- **If the valuation of the company is less than or equal to $29,063,797 / 0.8 or $36,329,746:** The total value of the investor's investment, divided by $1.48.

- **If the valuation of the company is higher than $36,329,746 but less than or equal to the Valuation Cap:** The total value of the investor's investment, divided by the price of Preferred Membership Units issued to new investors multiplied by the discount rate (80%).

- **If the valuation of the company exceeds the Valuation Cap:** The total value of the investor's investment is divided by the price of Preferred Membership Units subject to the Valuation Cap, multiplied by the discount rate (80%).

Case 1: If the company issues 1,000,000 Preferred Membership Units at $1.6 per unit in the next financing, this implies a valuation of $31,420,321 ($1.6 / $1.48 x $29,063,797). An investor who invested $20,000 in this offering will be entitled to receive:

$$\frac{\$20{,}000}{\$1.48} = 13{,}513 \text{ units}$$

Therefore, the investor will receive **13,513** Preferred Membership Units.

Case 2: If the company issues 1,000,000 Preferred Membership Units at $2 per unit in the next financing, this implies a valuation of $39,275,401 ($2 / $1.48 x $29,063,797). An investor who invested $20,000 in this offering will be entitled to receive:

$$\frac{\$20{,}000}{\$2 \times 80.0\%} = 12{,}500$$

Case 3: If the company issues 1,000,000 Preferred Membership Units at $4 per unit in the next financing, this implies a valuation of $78,550,803 ($4 / $1.48 x $29,063,797). Since the valuation exceeds the Valuation Cap, the conversion price is capped at $2.96 per unit (since $2.96 / $1.48 x $29,063,797 = $58,127,595). An investor who invested $20,000 in this offering will be entitled to receive:

$$\frac{\$20{,}000}{\$2.96 \times 80.0\%} = 8{,}446$$

Additional Terms of the Valuation Cap. The Company capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case

calculated on an as-converted to Common Unit basis):

- Includes all Capital Units issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options;

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard nonparticipating Preferred Membership Units. The investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Units);

2. On par with payments for other SAFEs and/or Preferred Membership Units, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Membership Units, the applicable proceeds will be distributed pro rata to the investor and such other safes and/or Preferred Membership Units in proportion to the full payments that would otherwise be due; and

3. Senior to payments for Common Units.

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?

The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	10,000,000	8,100,000	YES	NO
Class B Membership Units	10,000,000	6,362,255	NO	NO
Class C Membership Units	6,500,000	4,769,964	NO	YES
Warrants	N/A	428,418	NO	NO
SAFE (Simple Agreement for Future Equity)	N/A	185,400	NO	NO

Class A, Class B and Class C Membership Units have the same percentage of economic interest in the Company, except that the Class A Membership Units have voting rights while the Class B and Class C Membership Units have no voting rights.

Other Rights Assigned to Class C Membership Units Holders:

1. Class C Units Non-Dilution Rights. For so long as at least 1,500,000 Class C Units remain outstanding, if the Company issues any Units of any class, or options, warrants or other rights to acquire the same (collectively, "New Securities") following the date of the first issuance of Class C Units hereunder, the Company shall promptly issue, to each holder of thenoutstanding Class C Units, additional Class C Units in an amount necessary for each such holder to maintain its ownership percentage in the Company, as of immediately prior to such issuance of New Securities, on a fully diluted basis (including all then-outstanding Units or options, warrants or other rights to acquire Units).

2. No Reduction in Member's Units. Except as otherwise provided in this Agreement, the number of Units held by a Member shall not be reduced without such Member's express written consent.

3. Class C Unit Information Rights. Each holder of Class C Units shall have the following financial and reporting information rights:

(a) The Company will furnish to each holder of Class C Units, as soon as practicable after the end of each fiscal year of the Company, and in any event within ninety (90) days thereafter, an unaudited balance sheet of the Company, as at the end of such fiscal year, and an unaudited statement of income and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally

accepted accounting principles consistently applied (except as noted therein) and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail.

(b) The Company will furnish to each holder of Class C Units at least thirty (30) days prior to the beginning of each fiscal year an annual budget and operating plans for such fiscal year approved by the Board (and as soon as available, any subsequent material revisions thereto), including financial projections for such year, and such other information or reports as approved by the Board.

4. Class C Unit Member Inspection. The Company shall permit the holders of Class C Units (provided that the Board has not reasonably determined that such Member is a competitor of the Company), at such Member's expense, to visit and inspect any of the properties of the Company, examine their books and records, discuss the affairs, finances and accounts of the Company with their officers, employees and accountants (and the Company hereby authorizes said accountants to discuss with such Member such affairs, finances and accounts), and consult with and advise the management of the Company as to their affairs, finances and accounts, all at reasonable times and upon reasonable notice during normal business hours; provided, however, that the Company shall not be obligated under this Section 2.15 to provide information (A) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form reasonable acceptable to the Company) or (B) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel. Additionally, the Company shall provide all Members such other inspection rights and access to books and records to the extent required by the Act.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
See question 17.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of SAFE, have no voting rights over the affairs of the company.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of SAFE (Simple Agreement for Future Equity) of Volcanic, LLC

The price of the SAFE has been set at **$1.48 per unit**, reflecting an implied underlying valuation of the company ranging from **$29,063,797 to $58,127,595.** Investors in this offering will receive a number of shares of Preferred Membership Units during the next round of equity financing involving Preferred Membership Units. For detailed

information, investors should refer to section 13: "Describe the terms of the securities being offered."

It is important for investors to acknowledge that this valuation was arbitrarily determined by our Board of Directors without an independent valuation. The offering price was established based on our estimate of capital and expense requirements and the expected future profitability of the company, not on traditional metrics such as perceived market value, book value, or other established criteria. We did not seek an independent appraisal to substantiate this valuation, opting instead for a flexible financing strategy aligned with our strategic growth objectives.

Justification for Valuation

Our valuation is underpinned by several core aspects of our business model and market opportunities:

Innovative Business Model and Market Potential: Volcanic, LLC operates within the global B2B retail market, currently valued at over $24.5 trillion, with the U.S. market contributing $7.18 trillion. Our SaaS platform is designed to revolutionize how retail brands and buyers connect and transact. The shift from traditional in-person trade shows to digital platforms, accelerated by the COVID-19 pandemic, left a significant portion of the industry's $38 billion trade show budget untapped. This presents a clear opportunity for Volcanic, LLC to capture market share with our digital solution.

Strategic Acquisitions and Expansion: The strategic acquisition of Ant Hill Consulting, a respected entity in retail sales and consulting since 2009, enhances our business profile and operational capabilities. This acquisition not only broadens our service offerings but also stabilizes our revenue streams by integrating established relationships with notable brands like Bucked Up, Lumineux Oral Essentials, and Just Ingredients. This expansion supports our valuation by demonstrating potential for immediate revenue generation and integration.

Technological Edge and Development: Our SaaS platform, set to be unveiled in August, represents a significant advancement in retail technology. Developed by Start Studio, known for their work with companies like Owlet and Chatbooks, our platform promises to deliver a seamless and impactful user experience. This technology streamlines communications and enhances retail transaction efficiency.

Our Board of Directors believes this valuation is reasonable based on our innovative business model, strategic acquisitions, and technological edge, aiming to ensure fair treatment for early investors while supporting the long-term growth trajectory of Volcanic, LLC. We are committed to transparency in our funding operations and providing a clear pathway for our investors to participate in the company's future successes.

Methods for how the securities may be valued by the issuer in the future:

Current Valuation Method for SAFE:

- **SAFE (Simple Agreement for Future Equity):** Currently, we set the price per SAFE unit based on internal assessments of our capital needs and expected profitability, arbitrarily determined by our Board of Directors. We may continue to use this method to evaluate the next securities to be issued as we progress through the initial financing stages.

Other Valuation Methods (As Company Matures):

- **Market-Based Valuation:** Use Comparable Company Analysis to assess similar companies by comparing revenue and EBITDA multiples.

- **Income-Based Valuation:** Apply Discounted Cash Flow (DCF) to project future cash flows and discount them to present value.

- **Hybrid Methods:** Employ the Weighted Average Cost of Capital (WACC) to discount future cash flows, providing a balance between internal financial health and market conditions.

- **Qualitative Factors:** Evaluate strategic positioning, intellectual property, brand value, and management team effectiveness.

 We will regularly reassess our valuation methods as the company grows and as market conditions evolve, while also incorporating feedback from stakeholders and experts.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as SAFE holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

   The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

   Although as SAFE holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of

assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

Loan

- **Lender:** Brian Barnett

- **Issue Date:** 06/14/21

- **Amount:** $50,000.00

- **Outstanding Principal plus Interest:** $60,000.00 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 06/15/22

- **Current with Payments:** Yes

- **Note:** Maturity date has been extended indefinitely.

Loan

- **Lender:** Ant Hill Consulting Group, LLC

- **Issue Date:** 11/29/21

- **Amount:** $50,000.00

- **Outstanding Principal plus Interest:** $64,136.99 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Note:** Part of an adjustable non-convertible promissory note with additional principals added on subsequent dates.

Loan

- **Lender:** Ant Hill Consulting Group, LLC

- **Issue Date:** 12/01/21

- **Amount:** $50,000.00

- **Outstanding Principal plus Interest:** $64,082.19 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Note:** Same adjustable note conditions as above.

Loan

- **Lender:** Ant Hill Consulting Group, LLC

- **Issue Date:** 01/02/22

- **Amount:** $100,000.00

- **Outstanding Principal plus Interest:** $126,410.96 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Note:** Same adjustable note conditions as above.

Loan

- **Lender:** Central Bank

- **Issue Date:** 07/25/22

- **Amount:** $250,000.00

- **Outstanding Principal plus Interest:** $249,612.00 as of 04/29/23

- **Interest Rate:** Variable, 5.25% - 21%

- **Maturity Date:** 01/26/24

- **Current with Payments:** Yes

Convertible Note

- **Creditor:** Nature's Fusions, LLC

- **Issue Date:** 12/08/20

- **Amount:** $400,000.00

- **Outstanding Principal plus Interest:** $440,000.00 as of 12/30/22

- **Interest Rate:** Initially 5%, amended to 20% in October 2021

- **Discount Rate:** 0.0%

- **Maturity Date:** 12/09/22

- **Uncapped Note:** Yes

- **Note:** Loan due on demand after maturity; not yet settled. Convertible into 405,482 Class B Units at $0.31 per unit.

Convertible Note

- **Issue Date:** 03/09/22

- **Amount:** $75,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/10/24

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 03/31/22

- **Amount:** $75,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 04/01/24

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 07/06/22

- **Amount:** $50,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 07/07/24

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 10/17/22

- **Amount:** $100,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 10/18/24

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 01/05/23

- **Amount:** $100,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 01/06/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 02/05/23

- **Amount:** $50,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 02/06/25

- **Valuation Cap:** $0.8175 per unit (fully-dilented basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 03/02/23

- **Amount:** $100,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/03/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 03/30/23

- **Amount:** $100,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/31/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 05/03/23

- **Amount:** $50,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 05/03/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 06/09/23

- **Amount:** $50,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 6/9/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 6/28/23

- **Amount:** $100,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 6/28/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
2023-05-25	Regulation Crowdfunding	Simple Agreement for Future Equity (SAFE)	$185,400	General operations	Finished
2022-03-14	Regulation D Rule 506(b)	Class B Units	$0	General Operations	Finished
2021-08-11	Regulation D Rule 506(b)	Class B Units	$2,382,286	General Operations	Finished

Section 4(a)(2) Offerings:

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2020	Section 4(a)(2)	Common stock	$15,000	General operations
6/2020	Section 4(a)(2)	Common stock	$300,000	General operations
8/2020	Section 4(a)(2)	Common stock	$69,999	General operations
9/2020	Section 4(a)(2)	Common stock	$129,999	General operations
9/2020	Section 4(a)(2)	Common stock	$99,999	General operations
9/2020	Section 4(a)(2)	Common stock	$9,999	General operations
11/2020	Section 4(a)(2)	Common stock	$9,999	General operations
12/2020	Section 4(a)(2)	Convertible Note	$400,000	General operations
12/2020	Section 4(a)(2)	Common stock	$4,999	General operations
1/2021	Section 4(a)(2)	Common stock	$24,999	General operations
2/2021	Section 4(a)(2)	Common stock	$199,999	General operations
6/2021	Section 4(a)(2)	Common stock	$99,999	General operations
8/2021	Section 4(a)(2)	Common stock	$49,999	General operations
3/2022	Section 4(a)(2)	Convertible Note	$75,000	General operations
3/2022	Section 4(a)(2)	Convertible Note	$75,000	General operations
4/2022	Section 4(a)(2)	Common stock	$49,999	General operations
5/2022	Section 4(a)(2)	Common stock	$249,999	General operations
7/2022	Section 4(a)(2)	Convertible Note	$50,000	General operations
10/2022	Section 4(a)(2)	Convertible Note	$100,000	General operations
10/2022	Section 4(a)(2)	Common stock	$99,999	General operations
12/2022	Section 4(a)(2)	Common stock	$99,999	General operations
1/2023	Section 4(a)(2)	Convertible Note	$100,000	General operations
2/2023	Section 4(a)(2)	Convertible Note	$50,000	General operations
3/2023	Section 4(a)(2)	Convertible Note	$100,000	General operations
3/2023	Section 4(a)(2)	Convertible Note	$100,000	General operations
5/2023	Section 4(a)(2)	Convertible Note	$50,000	General operations
5/2023	Section 4(a)(2)	Class B Units	$99,998.78	General operations
9/2023	Section 4(a)(2)	Class B Units	$14,765.57	General operations
9/2023	Section 4(a)(2)	Class B Units	$12,043.43	General operations
9/2023	Section 4(a)(2)	Class B Units	$8,018.58	General operations
9/2023	Section 4(a)(2)	Class B Units	$99,998.70	General operations
10/2023	Section 4(a)(2)	Class B Units	$415,040.52	General operations
10/2023	Section 4(a)(2)	Class B Units	$99,998.70	General operations
12/2023	Section 4(a)(2)	Class B Units	$2,672.35	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period,

including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   a. **any director or officer of the issuer;**

   b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

   c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

   d. **any immediate family member of any of the foregoing persons.**

Yes. Please refer to below:

Nature's Fusion, LLC

- **Amount Invested:** $300,000.00

- **Transaction Type:** Priced round

- **Issue Date:** 06/18/20

- **Relationship:** Investor

Nature's Fusions, LLC

- **Amount Invested:** $400,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 12/08/20

- **Outstanding Principal plus Interest:** $440,000.00 as of 12/30/22

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 12/09/22

- **Uncapped Note:** Yes

- **Relationship:** Investor

Brian Barnett

- **Amount Invested:** $50,000.00

- **Transaction Type:** Loan

- **Issue Date:** 06/14/21

- **Outstanding Principal plus Interest:** $60,000.00 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 06/15/22

- **Current with Payments:** Yes

- **Relationship:** Investor

Ant Hill Consulting Group, LLC

- **Amount Invested:** $50,000.00

- **Transaction Type:** Loan

- **Issue Date:** 11/29/21

- **Outstanding Principal plus Interest:** $64,136.99 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Relationship:** Sister-company, owned by Jeremy Brockbank

Ant Hill Consulting Group, LLC

- **Amount Invested:** $50,000.00

- **Transaction Type:** Loan

- **Issue Date:** 12/01/21

- **Outstanding Principal plus Interest:** $64,082.19 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Relationship:** Sister-company, owned by Jeremy Brockbank

Ant Hill Consulting Group, LLC

- **Amount Invested:** $100,000.00

- **Transaction Type:** Loan

- **Issue Date:** 01/02/22

- **Outstanding Principal plus Interest:** $126,410.96 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Relationship:** Sister-company, owned by Jeremy Brockbank

Jeremy & Jennifer Brockbank

- **Amount Invested:** $75,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 03/09/22

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/10/24

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $75,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 03/31/22

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 04/01/24

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $50,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 07/06/22

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 07/07/24

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $100,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 10/17/22

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 10/18/24

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Golden Brockbank

- **Amount Invested:** $99,999.00

- **Transaction Type:** Priced round

- **Issue Date:** 10/31/22

- **Relationship:** Relative of Owner/Director

Golden Brockbank

- **Amount Invested:** $99,999.00

- **Transaction Type:** Priced round

- **Issue Date:** 12/14/22

- **Relationship:** Relative of Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $100,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 01/05/23

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 01/06/25

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $50,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 02/05/23

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 02/06/25

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $100,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 03/02/23

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/03/25

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $100,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 03/30/23

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/31/25

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $50,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 05/02/23

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 05/03/25

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. The Company was formed in 2020 and has operation since then.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation in 2023

In 2023, Volcanic LLC achieved a significant milestone by generating revenue of $81,750, marking our successful transition from a development-focused company to beginning operations and sales.

Operating Expenses

- **Advertising and Marketing:** The increase from $66,863 in 2022 to $141,582 in 2023 indicates a deliberate strategy to bolster brand visibility and market penetration. This investment is crucial for building brand recognition and driving long-term customer acquisition.

- **General and Administrative:** The rise from $821,382 in 2022 to $1,345,303 in 2023 is consistent with our strategy to enhance our operational capabilities and infrastructure to support expanded operations and future growth.

Net Loss from Operations

While we report a net loss from operations of $1,405,135 in 2023, up from $888,245 in 2022, this should be viewed within the context of our investment in growth. These expenditures are in line with our strategic plans to position the company for sustainable success.

Interest Expense and Financial Strategy

The increase in interest expense from $126,192 in 2022 to $327,089 in 2023 is primarily due to strategic financing decisions involving various credit instruments. These include interest costs associated with related party convertible notes and lines of credit. These financial tools have been crucial in supporting our expansion efforts and accelerating product development, aligning with our strategic goals to foster growth and innovation.

Net Loss

The net loss widened to $1,732,224 in 2023 from $1,014,437 in 2022. While these figures reflect our current investment phase, they are a testament to our commitment to long-term strategic growth. Our focus remains on increasing revenue streams and improving operational efficiencies to achieve profitability.

Outlook

As we move forward, we anticipate that the investments made in marketing, product development, and operational infrastructure will begin to yield a higher return on investment. Our focus on maintaining a lean operational model while scaling our revenue-generating activities positions us well for future profitability and shareholder value creation.

Cash flows

Operating Activities

In 2023, Volcanic LLC reported a net loss of $1,732,224, an increase from the net loss of $1,014,437 in 2022, reflecting higher operational expenses and investment in growth. The net cash used in operating activities was $1,436,346 in 2023, a notable increase compared to $899,597 in 2022. This was largely due to increased losses and changes in working capital, including a rise in accrued interest and other current liabilities which partially offset the cash outflows due to losses.

Investing Activities

Cash used in investing activities remained relatively consistent year-over-year with $232,186 in 2023 compared to $230,290 in 2022, directed towards software development costs. This consistency indicates a continued investment in the company's core technological capabilities.

Financing Activities

The cash flow from financing activities shows an increase, with a net cash provided of $1,740,066 in 2023, up from $1,147,724 in 2022. Key transactions include:

- A significant increase in proceeds from related party convertible notes, which rose to $1,150,000 in 2023 from $400,000 in 2022.

- The issuance of SAFE notes brought in $185,400 in our previous Regulation Crowdfunding Offering

- Repayment obligations for lines of credit and related party notes payable were managed alongside new borrowings which contributed positively to the cash flow.

Non-cash Transactions and Additional Insights

- The conversion of convertible notes and the related accrued interest into Class B units signifies a strategic restructuring of debt into equity, which helps manage cash outflows related to debt servicing.

- The transaction details in the non-cash section underline the company's strategic efforts to restructure its financial liabilities and equity to optimize the financial structure and support growth without exerting additional cash pressure.

The overall increase in cash and cash equivalents by $71,534 in 2023 compared to $17,837 in 2022 is a positive outcome, reflecting effective cash management and strategic financing despite the operational challenges and substantial investments in development, Indicating Volcanic LLC's focus on maintaining a solid liquidity position while strategically navigating its expansion and technological advancements. The management remains committed to improving operational efficiencies and ensuring sustainable growth through strategic capital management.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Assets

- **Total Current Assets** increased significantly from $54,761 in 2022 to $152,564 in 2023, primarily due to a rise in cash and cash equivalents and the inclusion of other current assets.

- **Non-current Assets** also saw a notable increase from $863,938 in 2022 to $1,096,124 in 2023, which is mainly attributed to ongoing software development costs.

Liabilities

- **Current Liabilities** have risen sharply from $1,160,983 in 2022 to $2,026,163 in 2023. This increase is driven by higher accounts payable and accrued expenses, accrued interest, and substantial increments in related party convertible notes and line of credit obligations.

- **Non-current Liabilities** increased from $300,000 in 2022 to $944,496 in 2023, due to higher amounts in related party convertible notes not due within the current period and the introduction of future equity obligations (SAFEs).

Members' Deficit

- The members' deficit increased dramatically from $542,284 in 2022 to $1,721,971 in 2023. This indicates that the company has increased its debt level relative to its equity, possibly due to increased investment in growth and development not yet resulting in proportionate revenue increases.

Volcanic LLC's liquidity position shows a considerable enhancement in 2023, demonstrated by a more than doubled total current assets, primarily fueled by a significant increase in cash and cash equivalents. This boost in liquidity is crucial as it provides the company with the necessary resources to manage its immediate obligations and invest in strategic opportunities without undue financial strain. However, the increase in current liabilities, particularly through higher accrued expenses and debts such as convertible notes and lines of credit, indicates a substantial use of these liquid resources for financing growth. The rise in non-current liabilities, including future equity obligations (SAFEs), suggests a strategic leveraging of financial instruments to secure long-term capital.

While this approach supports aggressive expansion and software development, it also increases the company's financial obligations in the future, which could impact liquidity. Managing this balance between leveraging for growth and maintaining enough liquidity to cover short-term liabilities and unforeseen expenses will be critical for sustaining operations and pursuing further growth opportunities.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit

facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company are seeking a minimum of $50,001.8 in this offering, which would improve the Company's liquidity and balance sheet. Receiving these funds and any other additional funds is necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      (i) in connection with the purchase or sale of any security?

No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?
No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No

(ii) places limitations on the activities, functions or operations of such person?
No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://info.volcanicretail.io/for-investors

The issuer must continue to comply with the ongoing reporting requirements until:

    a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Jeremy Osmond Brockbank

[Signature Code: xVs7kpBDhC3bmz4FbbSzZEEN4o78obKd2rRo5mbENKbVzr11RDk6K5i2G8W6fIPl5WvJhEdIH7lhb4pbudRD8z3dkHpsznqS8o2zFmygLMEdKllJOq8ATuPtLeQm5fgz]

Jeremy Brockbank
Chairman & CEO
Volcanic, LLC
Date: 27 Aug 2024

Appendix A - BUSINESS AND ANTICIPATED BUSINESS

PLAN

Company Overview

Welcome to Volcanic Retail, where we merge innovation with opportunity to transform the retail landscape. Our mission is to revolutionize the way brands and buyers connect, discover, and engage within the retail sector. Founded by Jeremy Brockbank, a pioneer in retail strategy and brand development, Volcanic Retail is at the cutting edge of facilitating efficient, trustworthy, and organized B2B transactions. With a platform that prioritizes streamlined communications and equitable opportunities, we ensure that each interaction on our SaaS platform is valuable and productive. Our robust marketplace allows retail buyers to effortlessly find products tailored to their needs while providing brands a prominent stage to showcase their offerings. Join us in redefining product discovery in the global B2B retail market, valued at over $24.5 trillion.



Invitation to Join Our Venture
As potential investors, we invite you to embark on a journey with us as we redefine the landscape of product discovery and B2B sales. Our innovative approach is set to revolutionize the way brands and buyers interact, discover, and engage with each other, transforming traditional methods into a seamless, productive exchange.

Addressing the Challenges of the Retail Ecosystem

In today's crowded retail ecosystem, finding the right products and forging meaningful connections can be daunting and inefficient. Volcanic Retail introduces a streamlined solution where brands and buyers converge in a space meticulously designed for efficiency, trustworthiness, and organization, addressing the core challenges faced by the industry.



OUR MISSION

We use our platform to make it simple, easy and delightful for buyers, brands, influencers and consumers to work together, creating an experience unlike any other.

Streamlined Communication

Imagine a platform where buyers can escape the chaos of inundating emails and endless phone calls from brands vying for attention. Volcanic Retail prioritizes and filters communications based on specific requirements, ensuring that every interaction is meaningful and productive. This focused approach eliminates unnecessary noise and enhances decision-making efficiency.

Enhancing Brand Visibility

For brands, Volicanic Retail offers unparalleled visibility and access to a curated audience of buyers actively seeking quality products. Our platform ensures equitable opportunities for all participants, where product quality and brand excellence are the primary criteria for success. We provide the easiest pathway for brands to showcase their offerings and get discovered by buyers who value excellence.

The Future of Retail Product Discovery

Volcanic Retail exemplifies the future direction of retail product discovery. It serves as a dynamic platform where relationships are established, transactions are enabled, and superior products are highlighted. We invite you to contribute to the transformation of the retail industry by embracing the extensive possibilities offered by AI-driven innovation. This is not just a change, it's the future being built on advanced technology and strategic foresight.

Opportunity

Volcanic Retail stands at the forefront of a monumental market opportunity, poised to capitalize on the shifting landscape of global retail sourcing. With a Total Addressable Market (TAM) of $24.5 trillion in the global B2B retail market and $7.18 trillion in the US alone, the potential for growth and expansion is vast.

The emergence of COVID-19 precipitated a seismic shift in retail sourcing dynamics, as traditional avenues such as trade shows were abruptly shuttered, leaving an astonishing $38 billion in trade show budgets untapped. This unprecedented disruption created a pressing need for innovative solutions to bridge the gap between brands and buyers.

Volcanic Retail emerges as a critical solution, providing a robust platform to address these gaps by facilitating effective connections and transactions in the retail sourcing sector. As the industry continues to undergo rapid transformation, Volcanic Retail is poised to lead this evolution, enhancing how brands and buyers interact and succeed. This alignment with market needs positions the company for significant growth and leadership in the evolving landscape of global retail sourcing.

Business Model

Volcanic's business model is structured to harness multiple revenue streams, ensuring stability and scalability in the competitive retail landscape:

Expansion

Volcanic has solidified a steady revenue stream through the strategic acquisition of Ant Hill Consulting, a trusted player in retail sales and consulting since 2009. This acquisition enables

Volcanic to offer sales and consulting services to esteemed brands such as Bucked Up, Lumineux Oral Essentials, Just Ingredients, etc.

Innovation

In August, Volcanic will unveil its groundbreaking SaaS platform, facilitating seamless connections and transactions between brands and buyers. The platform will operate on a subscription-based model, wherein Volcanic will charge a monthly fee per seat.

Engagement

Volcanic enhances brand visibility and generates revenue through its Retail War Games podcast, which features insights from retail veterans and helps brands navigate the complexities of industry success. The podcast will also generate revenue through industry-relevant advertisements.

Education

Later this year, Volcanic will release a retail education course designed to prepare brands for entry into the retail market. This course will serve as an additional cost-effective revenue stream for the company.











Product / Service

Volcanic Retail's SaaS platform is prepared to transform the retail industry with its intuitive and comprehensive approach, serving both buyers and brands effectively.

At the core of the platform lies a robust marketplace, empowering retail buyers to effortlessly search for products tailored to their specific needs while providing brands with a platform to display their offerings through targeted sales pitches.

The platform features a user-friendly sign-up process, including capabilities for bulk product uploads that integrate seamlessly with major product management tools like Shopify.

Communication is streamlined and organized with separate inboxes for pitches and conversations, along with customizable labels for enhanced organization.



volcanicretail.com
Search Volcanic Retail
Home
Marketplace
Connections
Messages
Lucille Bronson
Marketplace
All Products / Traditional Grocery/Drug
All Categories
Traditional Grocery/Drug
Food & Drinks
Health & Wellness
Infant & Toddler
Apparel, Footwear & Accessories
Household
Drug
Traditional Grocery/Drug Categories
Food & Drinks
Health & Wellness
Infant & Toddler
Apparel, Footwear & Accessories
Household
Drug



JOIN NOW



VOLCANIC RETAIL

Search furniture products and brands..
Create connections.
Get deals done.



Buyers can curate boards to save and collaborate on products of interest, which supports efficient decision-making within their organizations.

Advanced search and filter functions, along with recommended products and brands, ensure a personalized and tailored experience.

Looking ahead, Volcanic plans to introduce exciting features such as an influencer portal for targeted marketing, a dedicated social media feed for B2B content promotion, standardized vendor documents, and a Volcanic Verified system to uphold quality standards. With its progressive approach and innovative features, Volcanic Retail's SaaS platform is set to redefine the retail landscape, enhancing efficiency, visibility, and collaboration opportunities for brands and buyers alike.

Team



Jeremy Brockbank
Founder & CEO

Jeremy Brockbank, Founder and CEO of Volcanic Retail, is at the forefront of innovative retail strategy and brand development. The former CEO and Co-Owner of Ant Hill from 2012 to 2020, successfully transformed the company from a single brand into a diverse and profitable enterprise, maintaining an impressive track record of profitability for 113 straight months. His remarkable journey in the business world began at GOAL ZERO, where he served as the only Senior Account Manager and was instrumental in growing the brand into the fastest-growing company on the Inc 5000 list, with a growth rate of 17,000%.

His strategic partnerships with major retailers like Target, Lowes, Office Depot, Home Depot, Walmart, and Best Buy played a pivotal role in this achievement. Jeremy co-owned Spatty, a highly successful Shark Tank brand, and served as President and Chief Strategy Officer of a company backed by Mark Cuban on Shark Tank. With a talent for innovation, he has developed over 500 retail brands worldwide, along with inventing and patenting multiple product lines. His influence in the retail sector is widely acknowledged, making him one of the most influential retail buyer influencers in the United States.

Jeremy was a Marketing Professor at the UVU School of Business and worked as an external consultant for Canvas FRG/Point 72 Private Equity, one of the largest private equity firms in the world. His business acumen is further evidenced by his international experience, having worked in over 30 countries across four continents. Jeremy's expertise and achievements have been published across media outlets like Business Rockstars, WGN Chicago, KTLA Los Angeles, Drug Store News, Los Angeles Times, and NBC's KSL 5. Jeremy's educational background includes a Master of Education from the University of Oklahoma. He has also collaborated with renowned entrepreneur Lori Grenier and serves on the Advisory Board for Silicon Slopes. As the Founder and CEO of Volcanic Retail,

Jeremy Brockbank continues to be a driving force in the world of retail and brand development.



Technology Development - Start Studio

Having worked on such notable companies as Owlet, Chatbooks, Divvy, Weave, and many others, Volcanic's development is in capable hands with Start Studio. Their team's technical expertise and skills in strategy, design, development, and marketing, combined with our team's retail industry experience, are the building blocks for a SaaS platform that not only fills a gaping hole in the industry, but does so seamlessly and with an impactful user experience.

Sales & Marketing

Backed by a comprehensive retail buyer database and Hubspot's powerful CRM tools, our sales and marketing teams are equipped to efficiently educate and convert brands and buyers to Volcanic's offerings. Since 2009, our team has successfully performed the sales

outreach for over 500 retail brands like Lumineux Oral Essentials, Just Ingredients, Sconza, Spatty, and many more.

Appendix B - RISK FACTORS

Risks Related to the Business

Patent Pending Process: We applied for a patent in 2018, which remains pending. This ongoing uncertainty may affect our competitive edge and intellectual property rights.

Internal Loans and Management Structure: Most of our loans are internal, primarily from the founders. Our company's stability and decision-making heavily depend on our CEO, the only permanent C-suite executive, supported by a robust bench of advisors and investors.

Limited Operating History: Established on May 6, 2020, our company has a limited operating history upon which to evaluate our business and prospects. Our proposed business operations are subject to numerous risks typical of early-stage enterprises. The markets for our investment products and services are rapidly evolving. We cannot assure investors that our business strategy will be successful or that we will successfully mitigate these risks. Failure to do so could materially adversely affect our business, financial condition, and operating results.

Emerging Market Risks: Operating in an emerging market, we face risks associated with rapid changes in customer requirements, frequent new product introductions, and rapid technological advancements. There is a risk that our technology may underperform compared to that of competitors.

Dependency on Key Personnel: Our success significantly depends on the continued services of our principals and officers. The loss of their services could have a material adverse effect on our growth, revenues, and prospective business. Additionally, our ability to implement and manage our business plan will depend on successfully recruiting skilled personnel. The competition for qualified individuals is intense, and there is no assurance that we will be able to attract and retain existing employees or find and retain new qualified personnel on acceptable terms.

Strategic Relationships and Market Penetration: Our ability to capitalize on market potential hinges on establishing new strategic relationships with third-party distributors and retailers. Failure to develop successful relationships or a successful digital marketing campaign could prevent us from capitalizing on the market potential of our products.

Establishing strategic relationships is difficult and time-consuming. Potential collaborators may reject collaborations based on their assessment of our financial, regulatory, or intellectual property position. If we fail to establish a sufficient number of collaborations on acceptable terms, we may not be able to commercialize our products or generate sufficient revenue to fund further research and development efforts.

Third-party Software Dependency: We depend on third-party software developers to create our products. Our ability to adjust, maintain, and improve our products is limited by our lack of in-depth familiarity with the platform architecture. We rely on third parties to deliver software that meets the agreed-upon specifications in a timely and cost-effective manner. Significant adjustments, maintenance, redesign, or improvement could create unexpected expenses and adversely affect our ability to operate, including our ability to attract and retain customers.

Brand Image and Public Perception: We believe that our brand image and brand awareness are vital to the success of our business. Maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is crucial. Our ability to successfully expand into new markets or maintain the strength and distinctiveness of our brand image in existing markets could be adversely impacted if we fail to connect with our target customer. We rely on social media platforms, like Instagram, to implement our marketing strategies and promote our brand. Our brand and reputation could be adversely affected by negative publicity, failure to deliver innovative and high-quality products, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales, and force us to find alternative suppliers or manufacturing sources. Any harm to our brand and reputation could materially affect our financial condition. If we experience issues with product quality, we may face recalls or liability in addition to business disruption, which could further negatively impact our brand image and sales.

Dependency on Future Financing: To achieve our near and long-term goals, we may need to procure funds in addition to the amount raised in this offering. There is no guarantee we will be able to raise such funds on acceptable terms or at all. If we are unable to raise sufficient capital in the future, we may not be able to execute our business plan, and our continued operations will be in jeopardy. This could force us to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause investors to lose all or a portion of their investment.

Intense Competition: Intense competition from alternative online marketplaces could prevent us from generating or sustaining revenue growth and maintaining profitability. We expect the sector to become increasingly competitive in the future as more

marketplaces are created. We may also face competition from larger companies that have more capital than we do.

Small Management Team: Our future success depends on the efforts of a small management team. The loss of services from members of this team could adversely affect the company. There can be no assurance that we will be successful in attracting and retaining the personnel we require to successfully grow our business.

Risk of Related to this Offering:

Risk Nature of SAFE: Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and are, therefore, less liquid. Additionally, purchasers of the SAFEs are subject to holding period requirements. The company is in an earlier stage of development and does not have historical results upon which investors can base their decisions regarding the extent of their investment. As such, investing in the SAFEs requires a high-risk tolerance, low liquidity concerns, and long-term commitment. The SAFEs are not FDIC-insured, may lose value, and there is no bank guarantee. Purchasers must be prepared to afford the total loss of their investment.

The Company may never receive future equity financing or elect to convert the Securities upon such financing. Furthermore, the Company may never undergo a liquidity event such as a sale or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the purchasers could be left holding the Securities indefinitely. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. They are not equity interests, have no ownership rights, no rights to the Company's assets or profits, and no voting rights or ability to direct the Company or its actions.

Lack of Liquidity: The Securities offered are not traded on a public exchange, meaning there is no guarantee that a secondary market will develop. This lack of liquidity could result in investors having difficulty selling their Securities, potentially forcing them to sell at a price significantly lower than their original purchase price.

Minority Shareholder Risks: Investors in this offering will hold a minority stake, which substantially limits their ability to influence management decisions concerning business operations, financial management, and corporate governance.

Dilution Potential: Future capital raises may result in dilution for existing shareholders if new shares are issued. This could decrease the ownership percentage of current

investors and potentially dilute the value of their investments, especially if new shares are issued at a price lower than the current share price.

Valuation Fluctuations: The valuation for this offering, as set by the management, may not necessarily reflect the market or intrinsic value of the Securities. This discrepancy could lead to losses for investors if the market valuation is lower than the price set during this offering.

Regulatory and Compliance Risks: The process of equity crowdfunding is regulated by several entities, including the SEC. Any failure to comply with regulations or changes in crowdfunding laws could significantly impact the offering and expose both the company and its investors to legal and financial repercussions.

Economic and Market Conditions: General market fluctuations and economic downturns can negatively affect the company's operational results and financial condition, irrespective of the company's actual operating performance.

Risks of Additional Funding Needs: If the company requires additional funding beyond what is raised in this offering, there is no guarantee that such financing will be available on favorable terms, if at all. The inability to secure additional funding could compel the company to delay or abandon some of its strategic expansion plans.

Tax Obligations: Investors are solely responsible for understanding and managing the tax implications of their investment. Mismanagement or misunderstanding of these tax obligations can lead to adverse personal financial consequences.

Appendix C - SUBSCRIPTION AGREEMENT

SIMPLE AGREEMENT FOR FUTURE EQUITY

of

VOLCANIC, LLC

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER

THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

THIS CERTIFIES THAT in exchange for the payment by **[Subscriber Legal Name]** (the "Investor") of **[Subscription Amount]** (the "Purchase Amount") on or about **[Date of Signing]**, **Volcanic, LLC**, a **Utah corporation** (the "Company"), issues to the Investor the right to certain of the Company's Preferred Membership Units, subject to the terms described below and subject to a Valuation Cap of **$58,127,595**.

Conversion Conditions

Case 1: **If the valuation of the company is less than or equal to $36,329,746**: The total value of the investor's investment, divided by $1.48.

Case 2: **If the valuation of the company is higher than $36,329,746 but less than or equal to the Valuation Cap**: The total value of the investor's investment, divided by the price of Preferred Membership Units issued to new investors multiplied by the discount rate (80%).

Case 3: **If the valuation of the company exceeds the Valuation Cap**: The total value of the investor's investment is divided by the price of Preferred Membership Units subject to the Valuation Cap, multiplied by the discount rate (80%).

1. Events

(a) Equity Financing: If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of Preferred Membership Units equal to the Purchase Amount divided by the conversion price derived from the above conditions.

(b) Liquidity Event: In the event of a Liquidity Event occurring prior to the termination of this SAFE, the Investor shall automatically be entitled (subject to the liquidation priority outlined in Section 1(d)) to receive a portion of the Proceeds. These Proceeds

will be due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event. The amount receivable by the Investor shall be the greater of:

(i) the Purchase Amount, known as the "Cash-Out Amount," or

(ii) the "Conversion Amount," which is calculated as the number of Common Membership Units equivalent to the Purchase Amount divided by the Liquidity Price.

Equal Treatment in Proceeds. Should any of the Company's securityholders be presented with options regarding the form and amount of Proceeds receivable in a Liquidity Event, the same choice will be extended to the Investor. However, the Investor may not opt for a form of consideration for which they are ineligible, either due to failure in meeting certain stipulated requirements generally applicable to the Company's securityholders or pursuant to any applicable laws.

Adjustments in a Tax-Free Reorganization. Notwithstanding the above stipulations, if a Change of Control is intended to qualify as a tax-free reorganization under U.S. federal income tax laws, the Company retains the right to adjust the cash portion of the Proceeds payable to the Investor. Such adjustments will be:

- Determined in good faith by the Company's board of directors to ensure the Change of Control qualifies as a tax-free reorganization,

- Ensured not to reduce the overall Proceeds payable to the Investor,

- Applied uniformly and on a pro rata basis across all securityholders who have equal priority under Section 1(d).

(c) Dissolution Event: If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority: In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Membership Units. The investor's

right to receive its Cash-Out Amount is:

- Junior to payment of outstanding indebtedness and creditor claims;

- On par with payments for other SAFEs and/or Preferred Membership Units;

- Senior to payments for Common Membership Units.

(e) Termination: This SAFE will terminate automatically, without absolving the Company of any responsibilities stemming from previous breaches or non-compliance with this SAFE, upon the occurrence of the earliest of the following events:

(i) The issuance of Capital Stock to the Investor following the automatic conversion of this SAFE as stipulated in Section 1(a), indicating the completion of the conversion process according to the predefined triggers in an equity financing event.

(ii) The payment or reservation of payment for amounts due to the Investor as described in Sections 1(b) and 1(c), effectively settling the investor's entitlements during liquidity or dissolution events.

2. Definitions

"Capital Stock" refers to the capital units of the Company, including, without limitation, the "Common Membership Units" and the "Preferred Membership Units."

"Change of Control" means a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors; or any reorganization, merger, or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the

Company outstanding immediately prior to such transaction or series of transactions retain, immediately after such transaction or series of transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or a sale, lease, or other disposition of all or substantially all of the assets of the Company.

"**Direct Listing**" means the Company's initial listing of its Common Membership Units (other than units of Common Membership Units not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital units of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per unit of the Standard Preferred Membership Units sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, or (iii) any other liquidation, dissolution, or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Dividend (or Distribution) Amount**" means, with respect to any date on which the Company pays a dividend (or makes a distribution in the case of a Limited Liability Company) on its outstanding Common Membership Units, the amount of such dividend (or distribution) that is paid per unit of Common Membership Units. This amount is multiplied by the Purchase Amount divided by the Liquidity Price, treating the dividend (or distribution) date as a Liquidity Event solely for the purpose of calculating such Liquidity Price.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Membership Units at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Membership Units pursuant to a registration statement filed under the Securities Act.

"Liquidity Event" means a Change of Control, a Direct Listing, or an Initial Public Offering.

"Liquidity Price" means the price per unit equal to the fair market value of the Common Membership Units at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"Proceeds" means cash and other assets (including without limitation unit consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"Safe" refers to an instrument containing a future right to units of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"Safe Preferred Unit" refers to the units of the series of Preferred Membership Units issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple, and restrictions as the units of Standard Preferred Membership Units, except that any price-based preferences (such as the per unit liquidation amount, initial conversion price, and per unit Dividend or Distribution Amount) will be based on the Discount Price.

"Standard Preferred Unit" refers to the units of a series of Preferred Membership Units issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. Company Representations

(a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease, and operate its properties and carry on its business as now conducted.

(b) The execution, delivery, and performance by the Company of this SAFE are within the power of the Company and have been duly authorized by all necessary actions on the part of the Company. This SAFE constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(c) The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule, or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset, or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license, or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Preferred Membership Units issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes, and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. Investor Representations

(a) The Investor has full legal capacity, power, and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this SAFE and the underlying securities have not been registered under the Securities Act, or any state securities laws, and therefore cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this SAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

5. Miscellaneous

(a) Any provision of this SAFE may be amended, waived, or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same terms as this SAFE.

(b) Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant addresses listed, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Units for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company unit holder or rights to vote for the election of directors or on any matter submitted to Company unit holders, or to give or withhold consent to any corporate action or to receive notice of meetings, until units have been issued on the terms described in Section 1.

(d) Neither this SAFE nor the rights in this SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this SAFE and/or its rights may be assigned without the Company's consent by the Investor to the Investor's estate, heirs, executors, administrators, guardians, and/or successors in the event of Investor's death or disability, or to any other entity who directly or indirectly, controls, is controlled by, or is

under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

(e) In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal, or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Utah, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as an equity interest, and more particularly as a common equity interest for purposes relevant under the Internal Revenue Code of 1986, as amended, including but not limited to Sections applicable to equity or similar interests in different entities. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

Investor Signature:

_____

[Signature Code:]

Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Jeremy Brockbank

_____

Name: Jeremy Brockbank
Title: CEO
Volcanic, LLC

Appendix D - AUDITED FINANCIAL STATEMENTS

VOLCANIC, LLC

DECEMBER 31, 2023 AND 2022

CONTENTS



Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com Cypress, Texas

INDEPENDENT AUDITOR'S REPORT

To the Management and Members of
Volcanic, LLC

Report on the Audits of the Financial Statements

Opinion

We have audited the accompanying financial statements of Volcanic, LLC, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the above mentioned accompanying financial statements present fairly, in all material respects, the financial position of Volcanic, LLC as of December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of Volcanic, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, and therefore a substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about volcanic, LLC's ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Volcanic, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Volcanic, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control–related matters that we identified during the audits.

BARTON CPA

Cypress, Texas
May 10, 2024

VOLCANIC LLC
BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 126,295	$ 54,761
Accounts receivable	7,500	-
Other current assets	18,769	-
Total current assets	152,564	54,761
Non current assets		
Software development costs	1,096,124	863,938
TOTAL ASSETS	$ 1,248,688	$ 918,699
LIABILITIES AND MEMBERS' DEFICIT		
Current liabilities		
Accounts payable and accrued expenses	$ 67,505	$ 15,558
Accrued interest	372,692	147,699
Related party, convertible note	900,000	400,000
Related party notes payable, current maturities	393,437	350,000
Line of credit, net of issuance costs	247,322	247,726
Other current liabilities	45,207	-
Total current liabilities	2,026,163	1,160,983
Non-current liabilities		
Related party, convertible note, net current maturities	550,000	300,000
Line of credit, net of issuance costs	209,096	-
Future equity obligations (SAFEs)	185,400	-
Total non-current liabilities	944,496	300,000
TOTAL LIABILITIES	$ 2,970,659	$ 1,460,983
Members' deficit		
Class A units, 10,000,000 authorized, none issued and outstanding as of December 31, 2023 and 2022	-	-
Class B units, 10,000,000 authorized, 6,178,819 and 5,871,602 units outstanding as of December 31, 2023 and 2022, respectively	229,026	654,050
Class C units, 6,500,000 authorized, 4,769,964 and 4,597,697 units outstanding as of December 31, 2023 and 2022, respectively	(1,950,997)	(1,196,334)
Members' deficit		
TOTAL MEMBERS' DEFICIT	(1,721,971)	(542,284)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ 1,248,688	$ 918,699

See accompanying notes to financial statements.

VOLCANIC LLC
STATEMENTS OF OPERATIONS

	December 31, 2023	December 31, 2022
Revenue	$ 81,750	$ -
Cost of goods sold	-	-
Gross profit	81,750	-
Operating expenses:		
Advertising and marketing	141,582	66,863
General and administrative	1,345,303	821,382
Total operating expenses	1,486,885	888,245
Net loss from operations	(1,405,135)	(888,245)
Other income (expense)		
Interest expense	(327,089)	(126,192)
Total other income (expense)	(327,089)	(126,192)
Net loss	$ (1,732,224)	$ (1,014,437)

See accompanying notes to financial statements.

3

VOLCANIC LLC
STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

| | Member Units | | | | | | | Total |
| | Class A | | Class B | | Class C | | Total | Members' |
	Units	Amount	Units	Amount	Units	Amount	Units	Deficit
Balance at December 31, 2021	-	-	5,412,888	722,989	4,597,697	(750,834)	10,010,585	$ (27,845)
Issuance of Class B Units for cash	-	-	458,714	499,998	-	-	458,714	499,998
Transfer of Class C Units to members	-	-	-	-	4,597,697	-	4,597,697	-
Transfer of Class C Units from members	-	-	-	-	(4,597,697)	-	(4,597,697)	-
Net loss	-	-	-	(568,937)	-	(445,500)	-	(1,014,437)
Balance at December 31, 2022	-	$ -	5,871,602	$ 654,050	4,597,697	$ (1,196,334)	10,469,299	$ (542,284)
Issuance of Class A Units for cash								
Issuance of Class B Units for cash	-	-	199,892	299,996		-	199,892	299,996
Issuance of Class B Units for services	-	-	24,094	37,500		-	24,094	37,500
Convertible notes covert to Class B Units			266,667	415,041			266,667	415,041
Class B Units convert to Convertible notes			(183,436)	(200,000)			(183,436)	(200,000)
Issuance of anti-dillution Class C Units	-	-	-	-	172,267		172,267	-
Transfer of Class C Units to members	-	-	-	-	-	-	-	-
Transfer of Class C Units from members	-	-	-	-		-	-	-
Net loss	-	-	-	(977,561)	-	(754,663)	-	(1,732,224)
Balance at December 31, 2023	-	$ -	6,178,819	$ 229,026	4,769,964	$ (1,950,997)	10,948,783	$ (1,721,971)

See accompanying notes to financial statements.

4

VOLCANIC LLC
STATEMENTS OF CASH FLOWS

	December 31, 2023	December 31, 2022
Cash flows from operating activities		
Net loss	$ (1,732,224)	$ (1,014,437)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
(Increase) decrease in assets:		-
Accounts receivable	(7,500)	-
Prepaid expenses	-	-
Other current assets	(18,769)	-
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	51,947	(667)
Accrued interest	224,993	115,507
Other current liabilities	45,207	-
Net cash used in operating activities	(1,436,346)	(899,597)
Cash flows from investing activities		
Cash paid for software development costs	(232,186)	(230,290)
Net cash used in investing activities	(232,186)	(230,290)
Cash flows from financing activities		
Principal repayment on line of credit	(41,308)	-
Proceeds from line of credit	250,000	247,726
Principal repayment on related party notes payable	(141,522)	-
Proceeds from related party convertible notes	1,150,000	400,000
Proceeds from issuance of SAFE Notes	185,400	-
Issuance of Class B units	337,496	499,998
Net cash provided by financing activities	$ 1,740,066	$ 1,147,724
Net increase in cash and cash equivalents	71,534	17,837
Cash and cash equivalents, beginning of period	$ 54,761	$ 36,924
Cash and cash equivalents, end of period	$ 126,295	$ 54,761
Supplemental cash flow information		
Cash paid for interest expense	87,056	2,184
Cash paid for taxes	$ -	$ -

Non-cash transaction

1. On September 5, 2023, the Company entered into a recession agreement, converted Class B 183,436 units into a promissory note in the amount of $200,000.

2. On October 15, 2023, convertible notes $400,000 and accrued interest of $15,040 were converted into 266,667 shares of Class B Units.

See accompanying notes to financial statements.

NOTE 1:   Nature of operations and going concern

Nature of the business

Volcanic, LLC (the "Company"), was formed in the State of Utah on May 6, 2020. The Company is a cloud-based SaaS platform, built for the communication of retail brands to retail stores. The Company offers a marketplace, boards, directory, messaging and connecting components. The Company's headquarters is located in Woodland Hills, Utah.

Going concern and management's plan

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to generate a profit from intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through related party advances, equity raises and debt financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm their business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2:   Summary of significant accounting policies

Basis of Presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") on the accrual basis, in which income is recognized when earned and expenses are recognized when incurred.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2:   <u>Summary of significant accounting policies (continued)</u>

<u>Cash</u>

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

<u>Concentration of credit risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue recognition</u>

The Company has adopted Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"). For the year ended December 31, 2023, three customers accounted for approximately 59 percent of the annual revenue recorded. At December 31, 2022, there was no revenue recorded.

Under ASC 606, the Company recognizes revenue from service-related agreements and contracts by applying the following steps:

(1) identify the contract with a customer;
(2) identify the performance obligations in the contract;
(3) determine the transaction price;
(4) allocate the transaction price to each performance obligation in the contract; and
(5) recognize revenue when each performance obligation is satisfied.

For the year ended December 31, 2023 and 2022, the Company recorded $81,750 and $0 revenue, respectively.

<u>Accounts receivable</u>

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. The Company reviews its receivables in accordance with Accounting Standards Update ("ASU") 2016-13 Financial Instruments – Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments* ("ASC 326"), which currently has a minimal impact to the Company. On a monthly basis, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company had accounts receivable of $7,500 and $0 on December 31, 2023 and December 31, 2022, respectively. The Company did not record an allowance against its accounts receivable at December 31, 2023 or December 31, 2022.

NOTE 2:   Summary of significant accounting policies (continued)

Software development costs

In accordance with ASC 350-40, *Internal Use Software*, the Company capitalizes certain internal use software development costs associated with creating and enhancing internally developed software related to its platforms. Software development activities generally consist of three stages (i) the research and planning stage, (ii) the application and development stage, and (iii) the post-implementation stage. Costs incurred in the planning and post-implementation stages of software development, or other maintenance and development expenses that do not meet the qualification for capitalization are expensed as incurred.

Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These costs include personnel and related employee benefits expenses for employees or consultants who are directly associated with and who devote time to software projects, and external direct costs of materials obtained in developing the software. These software developments and acquired technology costs are amortized on a straight-line basis over the estimated useful life of five years upon initial release of the software or additional features.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses were approximately $141,582 and $67,000 for the years ended December 31, 2023 and 2022, respectively, which are included in advertising and marketing expenses in the statements of operations.

Income taxes

The Company is a limited liability company (LLC) classified as a partnership for federal income tax purposes, which provides for profits and losses to be reported at the individual member level for income tax purposes. The Company pays any distributions necessary in order to satisfy the members' estimated personal income tax liabilities arising from the Company's profits. As of December 31, 2023 and 2022, the Company does not have any entity-level uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return.

Leases

The Company accounts for leases in accordance with ASC 842, *Leases* ("ASC 842"). At contract inception, the Company determines if an arrangement is or contains a lease. Where the Company is the lessee, for each lease with a term greater than twelve months, the Company records a right-of-use asset and lease liability.

A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the use of the asset over the lease term.

As most of the Company's leases do not provide an implicit interest rate, the lease liability is calculated at lease commencement as the present value of unpaid lease payments using the

NOTE 2: Summary of significant accounting policies (continued)

Company's estimated incremental borrowing rate. The incremental borrowing rate represents the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term and is determined using a portfolio approach based on information available at the commencement date of the lease.

Leases with an initial expected term of 12 months or less are not recorded in the Balance Sheet and the related lease expense is recognized on a straight-line basis over the lease term.

New Accounting Pronouncements

On January 1, 2023, the Company adopted Accounting Standards Update ("ASU") 2016-13 Financial Instruments – Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments* ("ASC 326"). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, such as accounts receivable. At December 31, 2023, the Company's accounts receivable balance was $7,500. The adoption of ASU 2016-13 did not have a material impact to the Company's financial statements.

NOTE 3: Commitments and contingencies

Legal

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Leases

The Company leases office space from time to time from a related party. The Company does not have any official lease agreements or any arrangements with terms longer than twelve months. As of December 31, 2023 and 2022, rent expense was $0 and $86,187, respectively.

NOTE 4: Software development costs

In 2020, the Company began developing its own software. Research and planning phase costs are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These costs include personnel and related employee benefits expenses for employees or consultants who are directly associated with and who devote time to software projects, and external direct costs of materials obtained in developing the software.

The Company has incurred software development costs of $1,096,124 and $863,938 as of the year end December 31, 2023 and 2022, respectively. As a result, the Company has capitalized these amounts to internal use software development costs in the balance sheets as of December 31, 2023 and 2022. The Company will begin amortizing its software development costs, upon initial release of the software or additional features, on a straight-line basis over the estimated useful life of five years.

NOTE 5:   Debt

Related party convertible note with warrant

On December 9, 2020, the Company entered into a convertible note with a related party for $400,000, bearing interest at 5%, with a maturity date of December 9, 2022. The convertible note is convertible at the option of the lender at any time prior to maturity into 405,482 Class B Units of the Company at a price equal to $0.31 per unit. The warrant is immediately exercisable for a period of five (5) years and will terminate at that time, or in the event of a change of control, initial public offering of the Company's units or other equity securities. As of December 31, 2023 and 2022, the balance of the note was $400,000. The note is in default and is due on demand and is classified as related party, convertible note – current.

Related party convertible promissory notes

In 2022 and 2023, the Company entered into multiple convertible promissory notes with the same related party, bearing interest at 20% per annum, as follows.

On March 10, 2022, the Company entered into a convertible promissory note with a related party for the principal amount of $75,000, with a maturity date of March 10, 2024. On April 1, 2022, the Company entered into a convertible promissory note with a related party for the principal amount of $75,000, with a maturity date of April 1, 2024. On July 7, 2022, the Company entered into a convertible promissory note with a related party for the principal amount of $50,000, with a maturity date of July 7, 2024. On October 8, 2022, the Company entered into a convertible promissory note with a related party for the principal amount of $100,000, with a maturity date of October 8, 2024.

On January 6, 2023, the Company entered into a convertible promissory note with a related party for the principal amount of $100,000, with a maturity date of January 6, 2025. On February 6, 2023, the Company entered into a convertible promissory note with a related party for the principal amount of $50,000, with a maturity date of February 6, 2025. On March 3, 2023, the Company entered into a convertible promissory note with a related party for the principal amount of $100,000, with a maturity date of March 3, 2025. On March 31, 2023, the Company entered into a convertible promissory note with a related party for the principal amount of $100,000, with a maturity date of March 31, 2025. On May 3, 2023, the Company entered into a convertible promissory note with a related party for the principal amount of $50,000, with a maturity date of May 3, 2025. On June 9, 2023, the Company entered into a convertible promissory note with a related party for the principal amount of $50,000, with a maturity date of June 9, 2025. On June 29, 2023, the Company entered into a convertible promissory note with a related party for the principal amount of $100,000, with a maturity date of June 29, 2025. As of December 31, 2023 the balance of the note was $850,000 in which $300,000 is classified as related party, convertible note – current and $550,000 is classified as related party, convertible note – net current maturities. As of December 31, 2022, the balance of the note was $300,000 and is classified as related party, convertible note – net current maturities.

If prior to the conversion or repayment in full of these notes, the Company consummates an equity financing pursuant to which the Company sells equity securities with the principal purpose of raising capital, including, but not limited to, SAFEs, convertible debt instruments, and other convertible securities, then, in such event, the lender may, convert all outstanding principal and accrued but unpaid interest under these notes immediately prior to such transaction into fully paid and nonassessable units issued in such transaction at a price per unit equal to the lesser of the per unit price paid by the investors or purchasers in such

NOTE 5:   Debt (continued)

transaction, or the Valuation Cap, meaning an amount equal to $0.8175 per Unit on a fully-diluted basis.

If the Company consummates a sale, as defined in the agreement, prior to the conversion or repayment in full of these notes, then the lender may either, and in full satisfaction of the Company's obligations under these notes: (i) receive a cash payment of the notes in an amount equal to one and a half times (1.5x) the initial principal amount of the notes plus all accrued and unpaid interest; or (ii) convert the outstanding principal and accrued but unpaid interest existing under these notes immediately prior to such sale into fully paid and nonassessable shares of Class B Units (or directly into the right to receive proceeds paid to the holders of Class B Units in connection with the sale) at a price per unit equal to the lesser of: (a) the price per unit paid by investors or purchasers in such transaction, or (b) the Valuation Cap.

On December 7, 2023, the Company issued $200,000 of 22.5% convertible, unsecured notes with a related party. The notes are due with accrued interest if the notes do not convert prior to the earlier of May 16, 2024. Upon the maturity date, the outstanding principal balance of this note and any accrued but unpaid interest shall automatically covert in whole, and without any further action by the lender, into Class B Units of the Company at a conversion price of $1.5564 per unit. The convertible notes are recorded as a liability until conversion occurs. As of December 31, 2023, the balance of the note was $200,000 and is classified as related party, convertible note – net current maturities.

Related party non-convertible promissory note

On June 15, 2021, the Company entered into a non-convertible promissory note with a related party in the amount of $50,000. The note has a maturity date of June 15, 2022 and bears interest at 20% per annum. The balance on this loan as of December 31, 2023 and 2022 is $50,000. As of December 31, 2023 and 2022, the balance of the note was $50,000. The note is in default and is due on demand and is classified as related party, notes payable – current.

On September 5, 2023, the Company entered into a recession agreement, converted Class B 183,436 units into a promissory note in the amount of $200,000. The note has a maturity date of November 15, 2024 and bears interest at 10% per annum. Starting September 14, 2023, principal and interest are to be paid monthly at $15,000. As of December 31, 2023, the balance of the note was $144,837 and is classified as related party, notes payable – current.

Related party adjustable non-convertible promissory note

On October 15, 2021, the Company entered into an adjustable non-convertible promissory note with a related party for the principal amount of $100,000. The note has a maximum aggregate principal amount of $150,000 and a maturity date of October 15, 2023 and bears interest at 20% per annum. On November 30, 2021, the note was amended to increase the maximum aggregate principal amount to $200,000 and the Company obtained an additional principal amount of $50,000. On December 2, 2021, the Company obtained an additional principal amount of $50,000. On January 3, 2022, the note was amended to increase the maximum aggregate principal amount to $300,000 and the Company obtained an additional principal amount of $100,000. On August 21, 2023, the Company repaid the amount to $100,000. The balance on the note as of December 31, 2023 and 2022, is $200,000 and $300,000, respectively. The note is classified as related party, notes payable – current.

VOLCANIC, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 5:   Debt (continued)

Line of credit

On July 26, 2022, the Company entered into a line of credit with a financial institution for a maximum principal amount of $250,000, bearing interest at a variable rate of 5.25% to 21% per annum. Interest is due monthly beginning August 26,2022. The unpaid principal balance and interest is due on demand or if no demand is made on January 26, 2024 in full. The note is secured by all tangible and intangible assets of the Company. As of December 31, 2023 and December 31, 2022, the balance on the line of credit, net of debt issuance costs, is $247,322 and $247,726, respectively. The note is classified as line of credit, net of issuance costs – current.

On October 23, 2023, the Company entered into a line of credit with a financial institution for a maximum principal amount of $250,000, bearing interest rate of 12% per annum. Interest is due monthly beginning November 30, 2023. The unpaid principal balance and interest is due on demand or if no demand is made on October 26, 2025 in full. The note is secured by all tangible and intangible assets of the Company. As of December 31, 2023, the balance on the line of credit, net of debt issuance costs, is $209,096. The note is classified as line of credit, net of issuance costs – noncurrent.

The future annual minimum principal payments as of December 31, 2023 are as follows:

	2023
2024	$ 1,542,160
2025	759,090
	$ 2,301,250

Interest expense as of December 31, 2023 and 2022 was $327,089 and $126,192, respectively.

NOTE 6:   Simple agreement for future equity ("SAFE")

On June 15, July 6 and September 21, the Company entered into certain Simple Agreement for Future Equity (SAFE) with investors, raising $185,400. Under the terms of these agreements, the investors will receive equity in the next financing round at an 80% discount or at post-Money Valuation Cap $26,820,000 or $29,800,000. As of December 31, 2023, no conversion has occurred, and the SAFE remains outstanding with a balance of $185,400. This agreement will convert to equity upon qualifying financing event, as defined in the agreement.

NOTE 7:   Members deficit

As of December 31, 2023 and 2022, the Company is authorized to issue member units up to 10,000,000 Class A units, 10,000,000 Class B Units, and 6,500,000 Class C units. Class C units hold non-dilution rights. Allocation of profits and losses is in accordance with member unit holdings.

On September 5, 2023, the Company entered into a recession agreement, converted Class B 183,436 units into a promissory note in the amount of $200,000. On October 15, 2023, convertible notes and accrued interest of $415,040 were converted into 266,667 shares of

NOTE 7:   Members deficit (continued)

Class B units. 199,892 shares of Class B units were issued in exchange for new capital $299,996. In addition, 24,094 shares of Class B units were issued in exchange for service $37,500. As of December 31, 2023 and 2022, there were 0 Class A units outstanding, respectively, 6,178,819 and 5,871,602 Class B Units outstanding, respectively, and 4,769,964 and 4,597,697 Class C Units outstanding, respectively.

Warrants

As of December 31, 2023 and 2022, 405,482 warrants had been granted with an exercise price of $0.31 and were fully vested. No expenses were recorded related to the warrants in 2023 and 2022, as they had been previously fully expensed.

NOTE 9:   Related party transactions

See Note 5 and 7 for debt related party transactions.

NOTE 10:   Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through May 10, 2024, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any additional recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.